

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 24, 2009

Shai N.Gozani, M.D., Ph.D.
Chairman, Chief Executive Officer and President
NeuroMetrix, Inc.
62 Fourth Avenue
Waltham, Massachusetts 02451

>   **Re: NeuroMetrix, Inc.**
>   **Registration Statement on Form S-3**
>   **Amended on November 12, 2009**
>   **File No. 333-162303**

Dear Dr. Gozani:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 17

1.   We will continue to evaluate your responses to prior comments 3 and 4 after you provide us with the following information.

- Please show us in detail your calculations supporting the percentage in the first bullet point of your response to prior comment 3. Ensure that your response shows clearly how it is reconcilable to your other disclosures regarding outstanding shares held by the selling stockholders, affiliates of the company and affiliates of the selling stockholders.

- Please significantly expand your response to the second bullet point of prior comment 3 to clarify what you mean by the statement that the "redemption provisions were intended to provide economic value." Include in your response the events that would trigger redemption and how those events were chosen.

- Please expand your response to prior comment 3 regarding the delay in the warrants becoming exercisable to address any acceleration of the date upon which securities can be acquired or released from lock ups due to the effectiveness of a Securities Act registration statement, such as that mentioned in section 6.11 of exhibit 10.31.

- Please expand your response to the last bullet point of prior comment 3 to demonstrate whether the selling stockholders can exercise the warrants without first selling securities they hold.

- Please expand your responses to prior comments 8 and 11 to address clearly affiliates of the selling stockholders and any person with whom a selling stockholder has a contractual relationship regarding the transaction.

2.   We reissue prior comment 4. Please provide us your analysis of your ability to conduct a primary offering on Form S-3.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Philip D. Torrence, Esq. – Honigman Miller Schwartz and Cohn LLP